

October 27, 2011

Via E-mail
Shannon Kerr
President
SEFE, Inc.
1900 W. University Drive
Suite 231
Tempe, Arizona 85281

      Re: **SEFE, Inc.**
              Form 10-K for Fiscal Year Ended December 31, 2010
              Filed March 30, 2011
              File No. 0-51842

Dear Ms. Kerr:

We have reviewed your filing and have the following comment. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Item 8 – Financial Statements and Supplementary Data, page 16

Report of Independent Registered Public Accounting Firm, page F-1

1. We note that the audit report from Weaver & Martin, LLC does not opine on the cumulative financial information from September 24, 2004 (inception) through December 31, 2010 or make reference to a predecessor auditor that audited a portion of the cumulative data. Please tell us whether this cumulative data was audited. Please note that an auditor association with the cumulative data is required on an annual basis during the period in which you are considered a development stage company. We may have further comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of

1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 or Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855 if you have questions regarding our comment. Please contact me at (202) 551-3344 with any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief